UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3 to
SCHEDULE 13E-3
(Rule 13e-100)

RULE 13e-3 TRANSACTION STATEMENT UNDER
SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

LEGENDS FINANCIAL HOLDINGS, INC.
(Name of Issuer)

LEGENDS FINANCIAL HOLDINGS, INC.
(Name of Person(s) Filing Statement)

Common Stock, Par Value $1.00 Per Share
(Title of Class of Securities)

(CUSIP Number of Class of Securities)

Tonya Mitchem Grindon
Baker, Donelson, Bearman, Caldwell & Berkowitz, P.C.
211 Commerce Street, Suite 1000
Nashville, Tennessee 37201
(615) 726-5600

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.	[x]	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	[ ]	The filing of a registration statement under the Securities Act of 1933.
c.	[ ]	A tender offer.
d.	[ ]	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [x]

CALCULATION OF FILING FEE

           Transaction Valuation*               Amount of Filing Fee

            *$4,790,318.40                 **$606.93

* For purposes of calculation of fee only, this amount is based on 386,316 shares (the number of shares of common stock of the Issuer to be converted into Class A or Class B common stock in the proposed Reclassification) multipled by $12.40, the book value per share of common stock computed as of January 31, 2006.

** Determined pursuant to Rule 0-11(b) by multiplying $4,790,318.40 by 1/50 of 1%.

☐
Check Box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:  _______  Filing Party:_________

Form or Registration No.: _______  Date Filed:__________

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

INTRODUCTION
This Amendment No. 3 to the Rule 13e-3 transaction statement on Schedule 13E-3 (the “Schedule 13E-3”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) by Legends Financial Holdings, Inc. (the “Company”).

Introduction
This Amendment No. 3 (the “Final Amendment”) to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Transaction Statement”) is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of the Transaction Statement. The Transaction Statement is hereby amended and supplemented as follows:

Item 15. Additional Information.

This Final Amendment reports the consummation of the transactions contemplated by the Schedule 14A Proxy Statement filed with the SEC on June 28, 2006 (the “Proxy Statement “) and voted upon by the shareholders of the Company at the annual meeting held on August 22, 2006. The Reclassification Transaction (defined below), as described in the Proxy Statement, was approved by a majority of the votes entitled to be cast by the holders of all the common stock outstanding on the record date. As a result, two separate amendments to the Charter of the Company were duly adopted and filed with the Tennessee Secretary of State on August 22, 2006.

Under the terms of the Reclassification Transaction, the Board recommended and the shareholders adopted two separate amendments to the Charter which provided for (a) the authorization of 1,000,000 shares of Class A common stock and the authorization of 1,000,000 shares of Class B common stock; and (b) the reclassification of shares of common stock held by shareholders who own between 500 and 1500 shares of common stock into shares of Class A common stock; and the reclassification of shares of common stock held by shareholders who own less than 500 shares of common stock into shares of Class B common stock. The reclassifications was made on the basis of one share of Class A or Class B common stock as described above for each share of common stock held (the "Reclassification Transaction").

As a result of the Reclassification Transaction, there were fewer than 300 stockholders of record of the Company’s common stock, which allowed the Company to terminate the registration of its common stock under the Exchange Act. On August 24, 2006, the Company filed a Form 15 with the SEC to provide notice of termination of registration of the Company’s common stock.

SIGNATURES
    After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:     August 30, 2006                                    Legends Financial Holdings, Inc.
                                                           /s/ Billy P. Atkins
                                                                By:  Billy P. Atkins
                                                          Title:  President and Chief Executive Officer